June 26, 2014

VIA EDGAR

Mr. John Cash

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:

Stericycle, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 28, 2014

Definitive Proxy Statement on Schedule 14A

Filed April 11, 2014

File No. 0-21229

Dear Mr. Cash:

I am writing in response to your letter of May 27, 2014. For the staff’s convenience, I have repeated each of the staff’s comments before our response to the comment.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 8. Financial Statements and Supplementary Data, page 31

Note 2 – Summary of Significant Accounting Policies, page 40

Revenue Recognition, page 40

1.

[SEC Comment] We note your revenue recognition policy for product sales. In future filings, please separately disclose your product revenues and related cost of goods sold separately from your service revenues and related cost of services in accordance with Rule 5-03(b)(1) and (2) of Regulation S-X.

Response: Product sales for the years 2013, 2012, and 2011 were $28.5 million, $27.9 million, and $26.7 million, which as a percentage of consolidated revenues were 1.3%, 1.5%, and 1.6%, respectively. These amounts are not significant to Stericycle’s consolidated results and therefore were not disclosed separately. To avoid investor confusion, we will remove mention of product sales from our Summary of Significant Accounting Policies in future filings.

Note 17 – Legal Proceedings, page 62

2.

We have the following comments regarding your legal proceedings disclosures:

•

[SEC Comment] With respect to (i) the class action complaint filed in the U.S. District Court for the Western District of Pennsylvania, (ii) the class action complaints filed in federal court in multiple jurisdictions, and (iii) the May 2013 notice of violation and order to comply from the State of Utah Division of Air Quality, in future filings, please provide the disclosures required by ASC 450-20-50. Please provide us with your proposed disclosure; and

Response: In future filings, we will provide the disclosures required by ASC 450-20-50. By way of illustration using Note 17, subject to any intervening events that may require a change in the disclosure, we would add a paragraph substantially to the effect of the following after the fifth paragraph of the Note (beginning “We believe that …”):

We have not accrued any amounts in respect of these class action complaints, and we cannot estimate the reasonably possible loss or the range of reasonably possible losses that we may incur. We are unable to make such an estimate because (i) litigation is by its nature uncertain and unpredictable, (ii) the class action proceedings are at an early stage and (iii) in our judgment, there are no comparable class action proceedings against other defendants that might provide guidance in making estimates. We review our outstanding legal proceedings with counsel quarterly, and we will disclose an estimate of the reasonably possible loss or range of reasonably possible losses if and when we are able to make such an estimate and the reasonably possible loss or range of reasonably possible losses is material to our financial statements.

In addition, we would add the following sentence at the end of last paragraph of Note 17:

We estimate that the cost of resolving matters with the Division of Air Quality will not be material to our financial statements.

•

[SEC Comment] We note the Pennsylvania class action complaint was filed in the wake of a settlement with the State of New York of an investigation under the New York False Claims Act. Please address for us supplementally (i) when such settlement was made, (ii) whether there was any related insurance coverage associated with such settlement, and (iii) whether the settlement, without offset of any related insurance, materially impacted your financial statements.

Response: The settlement with the State of New York was announced by the New York Attorney General in January 2013. Under the terms of the settlement as disclosed in our current report on Form 8-K filed on March 18, 2013, we agreed to pay $820,000 in customer refunds and $1,580,000 in settlement to the State of New York. These amounts were not material to our financial statements. No insurance covered the settlement.

Definitive Proxy Statement on Schedule 14A Filed April 11, 2014

Summary Compensation Table, page 23

3.

[SEC Comment] With a view toward future disclosure, please tell us why you are not disclosing the performance bonuses as non-equity incentive compensation. We note that on page 17 you disclose that the “performance bonus program is intended to provide a short-term cash incentive to [y]our executive officers" and that "[u]sing EBITDA ... as the performance metric, the Compensation Committee sets target levels each year on the basis of the EBITDA shown in [the] final operating plan and budget for the year as approved by our Board of Directors." This disclosure appears consistent with the Commission's guidance that a bonus under a non-equity compensation plan would have to be pursuant to a plan providing for compensation intended to serve as incentive for performance to occur over a specified period. Please refer to Question 119.02 in the Regulation S-K section of our Compliance and Disclosure Interpretations available on the Commission's website. Additionally, to the extent that the performance bonuses constitute incentive non-equity compensation under a plan, in future filings please include corresponding grants of plan based awards disclosure. See Item 402(d) of Regulation S-K.

Response: We agree that the performance bonuses should properly be reported in the column for “Non-Equity Incentive Plan Compensation” on the Summary Compensation Table and not in the column for “Bonus,” and will report performance bonuses in this fashion in future filings. We will also disclose the performance bonuses in the column for “Estimated Future Payouts under Non-Equity Incentive Plan Awards” on the Grants of Plan-Based Awards Table, with a note that these bonuses have been paid and that no future payouts will be made (assuming the continuation of our practice of paying each year’s performance bonuses in February of the following year).

As requested, I wish to acknowledge on Stericycle’s behalf that:

•

Stericycle is responsible for the adequacy and accuracy of the disclosures in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•

Stericycle may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there is any additional information that we can provide to assist the staff in its review, please advise me.

Very truly yours,

/s/ Frank J.M. ten Brink

Frank J.M. ten Brink

Executive Vice President

and Chief Financial Officer